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TO ALL NEW YORK STATE ELECTRIC & GAS CUSTOMERS AND SHAREHOLDERS:
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              A CALENERGY-NYSEG COMBINATION...
              A GROWTH OPPORTUNITY FOR NEW YORK

CalEnergy's merger proposal to combine with NYSEG is about opportunity and growth. We believe that as deregulation of the New York energy market unfolds, a combination of CalEnergy's and NYSEG's skills will position NYSEG to thrive in the increasingly competitive energy markets, while providing significant benefits to NYSEG's customers, employees and shareholders, as well as the communities it serves.

In an effort to keep everyone fully informed, here are answers to some questions regarding our merger proposal.

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Q& A
WHY IS A COMBINED CALENERGY-NYSEG GOOD
FOR NYSEG CUSTOMERS?

We believe NYSEG's customers will do better with CalEnergy.
We are confident that a combination with CalEnergy would result in lower rates for all customers than NYSEG could provide on its own, while providing you with the same reliable energy services to which you are accustomed.
CalEnergy has never had the luxury of being a monopoly, and therefore expects to bring a fresh competitive focus to NYSEG's transition to the deregulated environment and to meeting the competitive challenges it faces.

WILL NYSEG CUSTOMERS NOTICE A CHANGE IN SERVICE WITH A CALENERGY-NYSEG COMBINATION?
No. As a NYSEG customer, you'll still receive the same safe, reliable energy services you've come to expect. NYSEG's current employees would continue to provide the same services to every home, business, school and hospital that NYSEG serves.

WHAT WILL A COMBINATION OF THESE TWO COMPANIES MEAN FOR
NYSEG EMPLOYEES?
NYSEG employees will continue to operate NYSEG, and NYSEG's corporate headquarters will remain in Binghamton. We anticipate that NYSEG employees will see enhanced career opportunities from being part of a larger worldwide organization.

HOW WILL THIS COMBINATION AFFECT DEREGULATION IN THE
ELECTRIC ENERGY INDUSTRY?
We believe CalEnergy has already begun to institute change in New York. For two years, NYSEG has protected its monopoly and battled the New York Public Service Commission (PSC) tooth and nail to implement rate increases; yet, in less than two weeks from the time we made our offer and began rate reduction discussions, NYSEG did an abrupt about-face and reached an agreement in principle with the PSC staff. This timing is obviously no coincidence.
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IS A COMPANY FROM NEBRASKA WILLING TO MAKE A COMMITMENT TO
NEW YORK?
Most definitely. In fact, CalEnergy intends to reincorporate in New York and position NYSEG as a base from which to build a substantial regional energy business. CalEnergy is a dependable business partner with a history of making positive contributions in the communities we serve. Together, CalEnergy and NYSEG will be an integral part of the community by providing jobs, economic development assistance and civic, charitable and educational support.

WHY IS THIS OPPORTUNITY GOOD FOR NEW YORK?
Lower electric rates. In fact, lower rates will contribute to New York's economic vitality. CalEnergy welcomes deregulation and views increased competition as beneficial not just to ratepayers, but to the larger New York community as well.


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              A CALENERGY-NYSEG COMBINATION...
           THE RIGHT OPPORTUNITY AT THE RIGHT TIME

If you have any questions or need any assistance in tendering your NYSEG shares, please call
                           MACKENZIE PARTNERS, INC.
                         TOLL-FREE AT (800) 322-2885.
On July 18, 1997, CE Electric (NY), Inc., a subsidiary of CalEnergy, commenced a cash tender offer for 6,540,670 common shares of NYSEG at a price of $24.50 per share. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 14, 1997, unless extended.

August 6, 1997